Hollis-Eden Pharmaceuticals, Inc.

4435 Eastgate Mall, Suite 400

San Diego, California 92121

January 13, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey Riedler and Laura Crotty
Mail Stop 4720

Re:	Hollis-Eden Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-163936)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Commission take the appropriate action to cause the above-referenced Registration Statement to become effective at 9:30 a.m. Pacific Daylight Time on Friday, January 15, 2010, or as soon thereafter as possible.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Hollis-Eden Pharmaceuticals, Inc.

/s/ Robert Weber
Robert Weber
Chief Financial Officer